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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                               AMENDMENT NO. 1 TO
                                 SCHEDULE 14D-9
                                 (Rule 14d-101)

                      SOLICITATION/RECOMMENDATION STATEMENT
                          UNDER SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

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                                  AQUILA, INC.
                            (Name of Subject Company)

                                  AQUILA, INC.
                        (Name of Person Filing Statement)

             CLASS A COMMON STOCK, PAR VALUE $0.01 PER CLASS A SHARE
                         (Title of Class of Securities)

                                    03840J106
                      (CUSIP Number of Class of Securities)

                             JEFFREY D. AYERS, ESQ.
                     GENERAL COUNSEL AND CORPORATE SECRETARY
                                  AQUILA, INC.
                         1100 WALNUT STREET, SUITE 3300
                           KANSAS CITY, MISSOURI 64106
                                 (816) 527-1000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                   on Behalf of the Persons Filing Statement)

                                 WITH A COPY TO:

                              JERE R. THOMSON, ESQ.
                           JONES, DAY, REAVIS & POGUE
                              599 LEXINGTON AVENUE
                               NEW YORK, NY 10022
                                 (212) 326-3939


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         Aquila, Inc., a Delaware corporation ("Aquila") hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"), originally filed on December 14, 2001, with respect to the offer by UtiliCorp United Inc., a Delaware corporation ("UtiliCorp") being made pursuant to a preliminary prospectus and offer to exchange (the "Offer Document") filed on Schedule TO and contained in the Registration Statement on Form S-4, each as filed by UtiliCorp with the Securities and Exchange Commission on December 3, 2001, to exchange 0.6896 of a share of common stock, par value $1.00 per share, of UtiliCorp for each outstanding share of Class A common stock, par value $0.01 per share, of Aquila (each, a "Class A Share") validly tendered in the offer and not withdrawn, and cash in lieu of fractional shares, upon the terms and subject to the conditions set forth in the Offer Document (which, together with the related letter of transmittal and other documents mailed with the Offer Document, as each may be amended or supplemented from time to time, constitutes the "Offer"). Capitalized terms used, and not otherwise defined, herein have the meanings assigned thereto in the Schedule 14D-9.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

         The information set forth under the caption "The Solicitation or Recommendation--Intent to Tender" in the Schedule 14D-9 is hereby amended in its entirety to read as follows:

         "To the knowledge of Aquila after reasonable inquiry, the executive officers, directors and affiliates of Aquila who are also executive officers or directors of UtiliCorp do not intend to tender in the Offer the Class A Shares that are held of record or beneficially owned by them in light of possible implications under Section 16 of the Securities Exchange Act of 1934. As stated in the Offer Document and noted above, the Offer is conditioned on the tender of at least a majority of Aquila's outstanding Class A Shares, but Class A Shares tendered by directors or executive officers of UtiliCorp will not be counted in determining whether this condition is satisfied. If the Offer and the Merger are completed, the Class A Shares of Aquila's executive officers, directors and affiliates that were not tendered will be converted in the Merger, along with other Class A Shares not tendered, into UtiliCorp common stock in the Merger at the Exchange Ratio. To the knowledge of Aquila after reasonable inquiry, the executive officers, directors and affiliates of Aquila who are not executive officers or directors of UtiliCorp do intend to tender in the Offer the Class A Shares that are held of record or beneficially owned by them."

ITEM 8.  ADDITIONAL INFORMATION

         The information set forth under the caption "Additional
Information--Litigation" in the Schedule 14D-9 is hereby amended and supplemented by the addition of the following information at the end thereof:

         On December 14, 2001, the Court of Chancery granted the motion for expedited proceedings and scheduled a hearing for January 2, 2002 to hear arguments on the plaintiffs' motion for a preliminary injunction.


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 17, 2001.


                                   AQUILA, INC.



                                   By: /S/ JEFFREY D. AYERS
                                       ---------------------------------------
                                      Jeffrey D. Ayers
                                      General Counsel and Corporate Secretary


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